SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2007

PT Indosat Tbk.

Indosat Building

Jalan Medan Merdeka Barat, 21

Jakarta 10110 - Indonesia

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F        X      Form 40-F    ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                 No       _X__

            (If " Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           .)

ANNOUNCEMENT

THE ANNUAL GENERAL MEETING OF SHAREHOLDERS (“AGMS”)

In accordance to article 22 of the Articles of Association of PT INDOSAT Tbk, hereinafter referred to as the Company, it is hereby announced that the AGMS of the Company, will be held on:

Date

:

Tuesday, June 5, 2007

Time

:

2.00 p.m. (local time) till end

Venue

:

Auditorium, Indosat Building

Jl. Medan Merdeka Barat No.21

Jakarta 10110

Shareholders who are entitled to attend the AGMS are:

a.

For those whose shares have not been electronically registered in the Collective Custody of PT KSEI, only the shareholders whose names are registered in the Company's Share Register as at 4.00 p.m. of May 11, 2007; or their authorized representative.

b.

For those whose shares are in the Collective Custody of PT KSEI, only the account holders whose names are registered as the Company shareholders in the security account of the custodian bank or securities company as at 4.00 p.m. of  May 11, 2007; or their authorized representative.

The invitation for the above mentioned AGMS will be advertised in the same daily newspaper on May 14, 2007.

Jakarta, April 30, 2007

PT INDOSAT Tbk

The Board of Directors

Disclaimer:

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law.

Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.//

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                        PT Indosat Tbk.

Date  : May 1st, 2007

By  :

_______________________________

Name :   Kaizad B. Heerjee

   Title   :   Deputy President Director